SIGNET INTERNATIONAL HOLDINGS, INC.

August 18, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Signet International Holdings, Inc.
Registration Statement on Form 10
Filed May 14, 2020
File No. 000-51185

Ladies and Gentlemen:

On behalf of our Company, Signet International Holdings, Inc., (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 1 to the Registration Statement on Form 10 (“Amendment No. 1”) for the registration for securities.

This letter also sets forth the Company’s responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated June 10, 2020 regarding your review of the Registration Statement on Form 10, which was filed with the Commission on May 14, 2020.

For your convenience, the Staff’s comments have been repeated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No 1.

Registration Statement on Form 10

Business Page 1

1.	Please clarify your business model as to your patent options and underlying technologies. It is unclear whether you intend to merely market and sub-license such patented technology to third-parties after exercising the option and acquiring the license, or if you intend to develop and bring your own products to market using such technologies. Further, you reference products and development of products related to these technologies. Please clarify whether you are merely referring to activities being performed within the research facilities of the universities and whether there are any current products or services currently developed by you or other entity available in the marketplace.

We have clarified the overview to more clearly describe our business plan and our role as it relates to the management of the underlying intellectual property.

2.	Please describe the factors you consider in determining whether to enter into an option agreement to license particular technology and which options to exercise. Identify the options that have expired, discuss why you allowed the options to expire, and disclose that you currently have no rights with respect to this technology.

We have added disclosures regarding our processes for evaluating viability of commercializing the underlying technology. No option have expired.

1

SIGNET INTERNATIONAL HOLDINGS, INC.

3.	Please describe the material terms of each of your patent options, including the identity of the Florida university, any consideration paid or to be paid, the term of the option and whether any other person or entity also may enter into an option to license the technology or actually license the technology during the term of your option.

We have added language disclosing the general terms of the option agreements. Unfortunately, per the terms of the option agreements, the Company cannot publish the name of the institutions.

4.	Please discuss the general requirements and related costs for licensing the patented technologies from the universities, which may include the following:

●	a development plan for turning the technology/intellectual property into a product or service you will take to market;

●	developmental milestones you would have to meet;

●	royalties or revenue sharing arrangements with the university;

●	the obligations to pay for and obtain appropriate governmental approval; and

●	liability insurance.

We have not yet developed cost analysis for these items.

5.	In addition, discuss the significance of typical negotiated terms of technology license agreements and how they will affect the ability under your business model to sell or license rights for the use of the technology. This may include the following:

●	exclusive versus non-exclusive rights;

●	ability to sublicense;

●	whether university personnel will consult or assist in the development of the technology;

●	who is responsible for paying for, maintaining, and enforcing intellectual property rights; and

●	who will own the rights to any improvements to the technology.

Although we have not yet negotiated the terms of any formal licensing agreement, we have added a disclosure stating the same.

6.	Please provide more details of your relationship with your consultants, including a description of any material consulting agreements. We note your brief descriptions of a new scientist, social media specialist, a V.P. of Science, a technical science consultant, and a chief engineer consultant. It is unclear if these individuals refer to just one or two persons or if they are a larger group of consultants or employees. Please clarify.

We have provided additional disclosures related to our team of consultants. No consultant is an employee, officer, or otherwise an agent of the Company. We have removed reference to a vice president of Science or chief engineering consultant.

2

SIGNET INTERNATIONAL HOLDINGS, INC.

Directors, Executive Officers, Promoters and Control Persons; Compliance With Section 16(A) Of The Exchange Act, page 10

7.	Please provide a description of the recent business experience for Mr. Letiziano for the past five years, including currently active employment or business ventures that require material amounts of his time. To the extent Mr. Letiziano does not work full-time at Signet, please provide an estimate of how much of his work week he devotes to Signet.

We have added disclosures related to Mr. Letiziano’s experience for the past five years and other businesses.

Certain Relationships and Related Transactions, and Director Independence, page 11

8.	Please include your lease arrangements that include Mr. Letiziano as a party. We note that you reference a sub-lease for office space from Mr. Letiziano on page 9, and that you provided compensation to Mr. Letiziano for paying for his personal residence expenses according to page F-14. Please also clarify if the $24,150 in the “All Other Compensation” column in your Summary Compensation Table is related to the personal residence expenses referenced on page F-14.

We have included a copy of the lease agreement as an exhibit.

9.	Your earlier Forms 8-K filed voluntarily in 2020 reference a President Tom Donaldson, and we note media appearances where Mr. Donaldson discusses your potential business prospects. Please clarify Mr. Donaldson’s role with your company and clarify if he is a promoter, as defined by Rule 405 of Regulation C.

Mr. Donaldson is a officer “designate” and has not yet been appointed as an officer of the Company. We have spoken with counsel who has advised that we file an amended Form 8-K to clarify this distinction.

Executive Compensation, page 11

10.	There is disclosure in the financial statements of officers’ salaries, accrual of these salaries, payment of salaries through the issuance of common stock and forgiveness of salaries. Please disclose the material terms of any written or unwritten agreements for executive compensation and include the salaries and other compensation in the executive compensation table. Refer to Item 402(m) of Regulation S-K and Instruction 2 to Item 402(n)(2)(iii) and (iv).

We have added disclosure stating the terms of the settlement of accrued salary.

Recent Sale of Unregistered Securities, page 13

11.	Please describe all sales of unregistered securities from the past three years, including a description of consideration received (such as a description of any consulting services), and the identity of any material stockholders or promoters. Please refer to Item 701 of Regulation S-K for further information. We note that you appear to refer to such unregistered sales of securities on pages F-10 to F-14 of your registration statement.

[Need a transfer ledger]

3

SIGNET INTERNATIONAL HOLDINGS, INC.

Exhibits, page 14

12.	Your Exhibits Index references that Exhibits 3.3, 3.4 and 23.1 were filed herewith, but we are unable to locate them. Please file your remaining outstanding exhibits. Furthermore, it appears you should file the following agreements as material contracts:

●	the options agreements for the university technology;

●	your material consulting agreements; and

●	your lease agreements with Mr. Letiziano.

Refer to Item 601(b)(10) of Regulation S-K.

We have included the exhibits and corrected the references.

Indemnification of Directors and Officers, page 14

13.	On pages 10 and 14, you reference the laws of New Jersey in your disclosure concerning the indemnification provisions for your officers and directors. We note that you are a Delaware corporation. Please revise or clarify the relevance of New Jersey law.

We have corrected this inconsistency.

General

14.	Please update your financial statements to comply with the requirements of Rule 8-08 of Regulation S-X.

We have included updated financial statements for the three months ended March 31, 2020

15.	You reference that you are a public company and that shares of your common stock “trade” on the OTC Pink exchange operated by the OTC Markets, LLC. We note further that you submitted four current reports on Form 8-K after filing a Form 15 to deregister your common stock under Section 12(g) of the Exchange Act. Please clarify that the OTC Pink is not an exchange and shares of common stock do not trade on it. The Pink open market is a quotation service that does not require an entity to have a class of securities registered under Sections 12(g) or 15(d) of the Exchange Act. Until your Form 10 registration becomes effective, either through a Commission order or automatically after 60 days, you do not have a class of securities publicly registered under Section 12(g) of the Exchange Act and do not have a reporting obligation under Section 13(a) of the Exchange Act. Please clarify that these current reports filed on Form 8-K were submitted voluntarily and you will not be a fully public reporting company until you have an effective registration statement under either the Securities Act or the Exchange Act.

We have clarified the distinction between an exchange and a quotation system.

4

SIGNET INTERNATIONAL HOLDINGS, INC.

16.	Given your lack of revenues, nominal assets, and operations, it appears you are a shell company, as defined by Rule 405 of Regulation C of the Securities Act. Please revise your registration statement, accordingly, including the Form 10 facing page and description of your business, and discuss the restrictions on resales of your shares under Rule 144(i) as it applies to shell companies. Otherwise, please provide us with a detailed analysis explaining why you are not a shell company.

Rule 144(i) defines a shell company as an issuer having nominal assets OR nominal operations. Although the Company agrees that it does not have substantial assets, we contend that our operations are greater than nominal. Mr. Letiziano dedicated 100% of his efforts to the Company, consulting with patent attorneys, consultants, and scientist on developing the technologies underlying the intellectual properties. Until the Company receives additional financing, it may not be able to execute upon the full extent of its business plan, the efforts of Mr. Letiziano are no less than 40 hours a week, dedicated to the success of the Company and are sufficient to be deemed greater than nominal. Labelling of shell companies is generally deemed a useful tool to protect shareholders from investing in issuer having no real concept of operations and a business plan. It is not intended to punish those issuers who are attempting with all their efforts to execute their business plan.

Sincerely,

/s/ Ernesto W. Letiziano
Ernesto W. Letiziano
President and Director
Signet International Holdings Inc.

cc: William R. Eilers, Esq.

5